Exhibit 99.2

Auditors’ Report and Consolidated Financial Statements of

CREW GOLD CORPORATION

June 30, 2005 and 2004

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Directors of

Crew Gold Corporation

We have audited the consolidated balance sheets of Crew Gold Corporation as at June 30, 2005 and 2004 and the consolidated statements of loss and deficit and of cash flows for each of the years in the three year period ended June 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended June 30, 2005 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

As discussed in Note 21 (a) to the consolidated financial statements, the reconciliation between Canadian and United States generally accepted accounting principles as at June 30, 2005 and 2004 and for each of the years in the three year period ended June 30, 2005 has been restated. We therefore withdraw our previous report dated September 5, 2005 (except for Notes 20 and 21 which are at July 13, 2006) on those financial statements, as originally filed.

Chartered Accountants

Vancouver, British Columbia

September 5, 2005 (except for Notes 20 and 21 which are at July 13, 2006 except for

Note 21 (a) which is at July 20, 2007, and which discusses the effects of the restatement)

Comments by Independent Registered Chartered Accountants on Canada - United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated September 5, 2005 (except for Notes 20 and 21 which are at July 13, 2006 except for Note 21 (a) which is at July 20, 2007, and which discusses the effects of the restatement) is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the report of the independent registered chartered accountants when these are adequately disclosed in the consolidated financial statements.

Member of
Deloitte Touche Tohmatsu

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s consolidated financial statements, such as the changes described in Note 2 (a) to the consolidated financial statements. Our report to the shareholders, dated September 5, 2005 (except for Notes 20 and 21 which are at July 13, 2006 except for Note 21 (a) which is at July 20, 2007, and which discusses the effects of the restatement) is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the report of the independent registered chartered accountants when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

Chartered Accountants

Vancouver, British Columbia

September 5, 2005 (except for Notes 20 and 21 which are at July 13, 2006 except for

Note 21 (a) which is at July 20, 2007, and which discusses the effects of the restatement)